
June 2, 2021

Ivor Royston, M.D.
President and Chief Executive Officer
Viracta Therapeutics, Inc.
2533 S Coast Hwy 101, Suite 210
Cardiff, CA 92007

> **Re: Viracta Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 28, 2021**
> **File No. 333-256647**

Dear Dr. Royston:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Martin Waters, Esq.